

Mail Stop 3720

April 25, 2007

Joseph J. Euteneuer
Executive Vice President and Chief Financial Officer
XM Satellite Radio Holdings, Inc.
1500 Eckington Place, NE
Washington, D.C. 20002-2194

      Re: **XM Satellite Radio Holdings, Inc.**
                XM Satellite Radio, Inc.
                Form 10-K for Fiscal Year Ended December 31, 2006
                Filed March 1, 2007
                File Nos. 0-27441 and 333-39178

Dear Mr. Euteneuer:

      We have completed our review of your Forms 10-K and related filings and do not, at this time, have any further comments.

                            Sincerely,

                            Larry Spirgel
                            Assistant Director